SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	June	2010
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News release, dated June 4, 2010.

Document 1

For Immediate Release	June 4, 2010

SONDE RESOURCES CORP. (formerly Canadian Superior Energy Inc.)
REPORTS ON PROPOSED CLASS ACTION LAWSUITS
COMMENCED IN ONTARIO

CALGARY, ALBERTA--(Marketwire – June 4, 2010) - Sonde Resources Corp. ("Sonde Resources" or the "Company") (TSX:SNG)(NYSE Amex LLC:SNG) announced today that it has become aware of two proposed class action lawsuits commenced in the Ontario Superior Court of Justice.  The lawsuits purport to be brought on behalf of purchasers or holders of common shares of the Company between January 14, 2008 and February 17, 2009.  The actions are made against different groups of former executives and directors of the Company and one current officer of the Company. The actions contain various claims relating to allegations of misrepresentation and failure to disclose information concerning the Company's activities in Trinidad and Tobago. These actions appear to be based on similar allegations as made in the claim brought in the United States against former executives of the Company which the Company disclosed on December 14, 2009. One of the actions also alleges improper option granting practices and includes the Company and Challenger Energy Corp., a wholly owned subsidiary of the Company, as defendants.

Neither action can proceed unless certified by the Court. The Company intends to review these claims in detail and take steps to protect its interests.

Statements contained in this news release relating to future results, events and expectations are "forward-looking information" within the meaning of applicable Canadian securities laws and "forward -looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, resource potential and/or reserves, interpretations, prognoses, schedules or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's Annual Information Form available on SEDAR at www.sedar.com and in the Company's annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:
Sonde Resources Corp.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374

www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)
Date:	June 11, 2010	By:	/s/ Robb Thompson
			Name:	Robb Thompson
			Title:	Chief Financial Officer